Exhibit 99.1

Cloopen Announces the Appointment of HKCM as Independent Auditor

BEIJING, February 3, 2023 /PRNewswire/ -- Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”) today announced the appointment of HKCM CPA & Co (“HKCM”) as the Company’s independent registered public accounting firm to replace Yu Certified Public Accountant, P.C. (“Yu CPA”), effective February 3, 2023. The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the board of directors of the Company (the “Board”) and the audit committee of the Board.

From July 18, 2022, the date the Company engaged Yu CPA as its independent registered public accounting firm, to February 3, 2023, there were no (1) disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto between the Company and Yu CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Yu CPA, would have caused Yu CPA to make reference in connection with its opinions to the subject matter of the disagreement; or (2) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

Prior to the engagement of HKCM, neither the Company nor anyone acting on its behalf consulted HKCM regarding any of the matters or events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

The Company is working closely with Yu CPA and HKCM to ensure a seamless transition.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

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